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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 1st I, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PROCESSED
MAY 15 2002
P THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date May 1st, 2002

bBy [signature]
(Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)

TELKOM

PRESS RELEASE

No.TEL 123/PR000/UHI/2002

PAYMENTS FOR JOINT AND CROSS OWNERSHIP SETTLEMENT TRANSACTION BETWEEN PT TELKOM AND PT INDOSAT

Jakarta, May 1, 2002 – PT Telekomunikasi Indonesia, Tbk. ("Telkom") would like to inform the agreement reached today, between Telkom and PT Indonesian Satellite Corporation ("Indosat"), with regard to the payment for joint and cross ownership transaction settlement as follows:

1. TELKOM will make payments to Indosat in 14 (fourteen) months settlement commencing May 18, 2002.
2. An interest rate of 24.19%.

SETIAWAN SULISTYONO
Head of Investor Relations

For further information please contact:

PT Telekomunikasi Indonesia, Tbk.
Investor Relations Unit
E-mail: investor@telkom.co.id
Website: www.telkom.co.id

Bandung office:
Tel.: 62-22-4527337
Fax.: 62-22-7104743

Jakarta office:
Tel.: 62-21-5215109
Fax.: 62-21-5220500

TELKOM

Number : TEL 124/PR110/UHI/02

Bandung, May 1st, 2002

United States Securities and Exchange Commission (US-SEC)
The Filing Desk-Mail Stop 1-4
450 Fifth Street, N.W., Stop 11-4
Washington, D.C. 20549
USA
Fax: 202 942 9646

Re: Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk ("PT TELKOM")

Dear Sir/Madam,

Herewith, please find enclosed the Release of **PAYMENTS FOR JOINT AND CROSS OWNERSHIP SETTLEMENT TRANSACTION BETWEEN PT TELKOM AND PT INDOSAT.**

Thank you very much for your kind attention and cooperation.

Sincerely yours,

SETIAWAN SULISTYONO
Head of Investor Relations